SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTE STATEMENT OF THE SEVEN HUNDRED AND THIRTY-NINTH MEETING OF THE EXECUTIVE BOARD OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

– ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, for all intents and purposes, that on February 24th, 2016, at 9hs, at the Company Office, in Av. Presidente Vargas number 409 – 13º floor, Rio de Janeiro – RJ, and through video conference with Banco do Brasil bank in São Paulo, took place a meeting of the Executive Board of Centrais Elétricas Brasileiras S.A. – Eletrobras. Being the president of the meeting, the President WAGNER BITTENCOURT DE OLIVEIRA, being present the Counsellors JOSÉ DA COSTA CARVALHO NETO, LUIZ EDUARDO BARATA FERREIRA, JAILSON JOSÉ MEDEIROS ALVES, SAMUEL ASSAYAG HANAN, WALTER MALIENI JUNIOR, PRICILLA MARIA SANTANA and JOÃO ANTONIO LIAN. Not being present for a justified reason MAURÍCIO MUNIZ BARRETTO DE CARVALHO. Also took part Mr. Antonio Frederico Pereira da Silva, Presidency Law Consultant and Mr. Edgard Trompczynski Schimmelpfeng, Audit Superintendent. Decision: having appreciated the matter, the Executive Board approved the creation of the Executive Officer of Governance, Risk Management and Compliance. The structure and operation of the new Executive Body will be presented at the next regular meeting of the Board of Directors, scheduled to take place on March 30, 2016. The purpose of the new Executive Body will be to ensure the compliance of internal controls processes and ensure the compliance with internal regulations, Brazilian and foreign laws applicable to the Company, in particular the North American Law, Foreign Corrupt Practices Act 1977, anticorruption Brazilian law number No.12,846/2013 and the Code of Ethics of the Eletrobras Companies, mitigating the risks involved and coordinating the corresponding activities in the subsidiaries. The Board of Directors has determined that the creation of the new Executive Body should be preceded by restructuring of the Executive board, ensuring that there will be no increase in the members and costs of currently existing Executive Board. The new Chief Governance, Risk Management and Compliance Officer will be chosen among executives and professionals previously selected by a Headhunter company to be hired. Other matters concerned to this meeting were omitted from this paper, because it was for internal interest only, legitimate reasons, protected by the secrecy duty of the Board, according to the “caput” of Article 155 of Law No.6,404 (Joint-Stock Corporation Law), being, outside the scope of the norm content in paragraph 1º of article 142 of the mentioned Law.

Rio de Janeiro, February 24th, 2016.

MARIA SILVIA SAMPAIO SANT’ ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.